SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  June 29, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated June 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   June 29, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  June 29, 2007

Tanzanian Royalty Comments on GAAP Reporting

by Canadian Exploration Companies on AMEX

The Company has become aware of recent media commentary concerning financial reporting on the American Stock Exchange (AMEX) by Canadian exploration companies under Generally Accepted Accounting Principles (GAAP).

In terms of the Company’s filings on the AMEX, Tanzanian Royalty is no different than any other Canadian company. By filing our statements under Canadian and American GAAP principles, Tanzanian Royalty provides shareholders with an opportunity to evaluate the Company’s financial statements employing both standards.

Under US Securities and Exchange Commission (SEC) rules, Tanzanian Royalty is classified as a foreign entity because it was incorporated in Canada. In fact, for most of its corporate history Tanzanian Royalty has been listed exclusively on a Canadian exchange, namely the TSX, which is heavily weighted to natural resource listings.

Similar to other companies within its peer group, Tanzanian Royalty operates in a somewhat unique business sector which is not always readily understood by North American investment analysts. That being said, the marketplace is aware that the Company and its exploration partners are actively exploring for commodities that are increasingly in short supply throughout the world. It is the opinion of management that this fact alone is the principal driver of its performance in the marketplace.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.